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[KAHIKI FOODS, INC. LOGO]

                                                              September 12, 2005




Ms. Carmen Moncada-Terry
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                                      Re: Kahiki Foods, Inc.
                                          Registration Statement on
                                          Form SB-2
                                          File No. 333-126268

Dear Ms. Moncada-Terry:

         Pursuant to Rule 461, we hereby withdraw our request that the effective date of the above referenced Registration Statement be accelerated to become effective on Monday, August 29. 2005, which was filed on August 25, 2005.

                                                Very truly yours,

                                                KAHIKI FOODS, INC.

                                                /s/ Alan L. Hoover

                                                Alan L. Hoover, Acting President